CON-SPACE COMMUNICATIONS
Safety in Communication®
Volume II - Issue 1 November 2002

FIRST QUARTER NEWSLETTER & FINANCIAL REPORT

LETTER FROM MANAGEMENT - STRONG FUTURE

Welcome to our new fiscal year, a year in which we have already set a new record for orders received in a single month. In August, the second month of our first quarter, we received orders of $1,022,000, all of which will ship this fiscal year. This will contribute to new records being set as we progress through this new year...record sales for a single month, record sales for a quarter, and record sales for the year.

Our first quarter results, included in this newsletter, show an increase in sales of 5.2 percent this first quarter over last year's first quarter and a 65.4 percent increase in net profits. These percentages are expected to continue rising as we proceed through this fiscal year.

As you are all aware, Domestic Preparedness in the United States is continuing at an ever increasing rate of expansion. This along with increased Original Equipment Manufacturer (OEM) and Private Labeled business continues to assist us in setting these new sales records. The Military also has a number of new evaluations underway and we continually receive positive feedback regarding these tests keeping us optimistic for more Military orders.

We will remain under tight expenditure for the balance of the year, the first quarter the expenses actually declined, so that by the end of this fiscal year we expect to set a new record for profitability.

We look forward to your calls and inquiries and invite you to stop around should you ever be in our neighborhood. We would like the opportunity to help you learn more about CON-SPACE. We also invite you all to attend our Annual General Meeting on November 14, 2002 at the Best Western Abercorn Inn at 3:00 PM and learn much more about your company.

On behalf of the directors, management and staff of CON-SPACE we look forward to meeting you at our AGM and thank you for your continued support.

Jim and Terry


Box Office

A special tribute to the successful Quecreek Mine Rescue in Pennsylvania was exhibited this year at the National Safety Council in San Diego. The exhibit featured both the extraction capsule and the CON-SPACE Rescue Probe.

Inside This Issue

A POSITIVE BEGINNING FOR 2003

The beginning of fiscal 2003 saw CON-SPACE in the limelight of its neighboring community. The Company was nominated in the "Outstanding Business of the Year" category at the 25th Anniversary of the Awards of Excellence presented by the Richmond Chamber of Commerce and the City of Richmond.



The Company and its employees were honored by the nomination and were proud to see CON-SPACE recognized so prestigiously within its surrounding community. The "Outstanding Business of the Year" award is given to an organization that has, in the last three years been an ongoing successful business entity in the city of Richmond.

CON-SPACE began operations in Richmond in 1990 with its equipment primarily being used as a tool for two-way voice communication in Confined Spaces such as the fuel tanks of major aircraft. In one instance the equipment had been directly responsible for saving the life of a man who had been inside an aircraft tank that accidentally flooded with jet fuel. Thanks to our equipment, the trapped man was able to communicate to the attendant outside to unlock the door and let him out before he was engulfed by fuel. Today the company not only serves the Confined Space industry, but all hazardous work environments where communication between workers is essential. In North America alone, over 900 Rescue Teams are currently using CON-SPACE communication equipment and it is the recognized worldwide leader in the specialized voice communication industry.

The Company has also received recognition in light of its helpful participation during a number of catastrophes. These include the Oklahoma City Bombing, last year's terrorist attacks on both the World Trade Center and Pentagon buildings and most recently the successful rescue of nine trapped miners in Somerset, Pennsylvania. The company has a well-established distribution channel that encompasses North America, Great Britain, Australia and parts of Asia, South America and Europe. Additionally the Company supplies other manufacturers with products that are Private Labeled and specifically designed.

CON-SPACE AT THE NATIONAL SAFETY COUNCIL 2002


CON-SPACE

For the last ten years CON-SPACE has been a presence at the National Safety Council Expo, an annual tradeshow where Safety Professionals from all over the world gather to exhibit and promote their products, services and ideas.

CON-SPACE once again attended the NSC this year in San Diego, California joining approximately 13,000 other exhibitors and attendants. The event generated an excellent number of leads for the Company and was a terrific opportunity to speak with CON-SPACE's Distributors and Manufacturers Reps. Of particular interest was the presence of the MSHA (Mine Safety & Health Administration) exhibit, which commemorated the successful Pennsylvania Mine Rescue. This crisis, which took place last July 24th, ended happily when nine miners, trapped 240 feet below ground for three days, were all rescued and reunited with their families. The display included both the original capsule in which the nine miners were extricated and the CON-SPACE Rescue Probe that was used to make initial voice contact with the victims.



(continued on insert page...)



During this year's Annual Company Sales Conference, which also took place in San Diego in conjunction with the NSC, CON-SPACE also had the opportunity to honor the individuals who provided and delivered the Probe to the mine rescue site. Denny and Chris Swigert, of Targeting Customer Safety (CON-SPACE Manufacturers Rep) accepted two commemorative plaques on behalf of Rob Zaremeski, also of Targeting Customer Safety and Chief Clyde Mackenzie of the Howland Fire Department, for their outstanding assistance during the rescue operation. As tradition would have it our Company also presented a special plaque to its Manufacturers Rep of the Year, Pamela Tappan of Tappan Associates in Southern California, who's CON-SPACE sales for 2002 exceeded well over $250,000.

In light of all the positive developments that took place both at our Annual Sales Conference and the NSC, the entire venture was considered a great success and we look forward to attending the show again next year in the windy city of Chicago.

MARKETING CON-SPACE IN 2003

The beginning of the New Year also marks the beginning of a new marketing campaign for CON-SPACE. To start things off, the development of a new company website is now in the works. The new site, which will be produced in-house, intends to enhance the CON-SPACE image giving it a newer more cutting edge look. More importantly the site will provide online visitors with a good overview of the company and its products as well as serving as a source for e-commerce. You can view the current website at www.con-space.com

Another aspect of the new marketing plan will involve a more consistent advertising campaign. Advertising will be carried out using a repetitive strategy with placement in very targeted publications. Direct mail will also be a factor in the advertising campaign as both a reinforcement tool as well as an invitation to visit the website. Moreover all brochures and product literature will be updated continually to build a stronger brand image.



FIRE
SWAT
HAZMAT
RESCUE
COMMUNICATION...
is an ESSENTIAL piece of the puzzle
There is NO MARGIN for ERROR!
The all-new SR65i is for radio users who have difficulty communicating in High Noise, or while wearing a Hazmat Suit, a Face Mask of any kind or Breathing Apparatus. Essential in explosive work environments. The SR65i comes equipped with a large Push-to-Talk (PTT) switch and interfaces with most current models of portable radios. It is waterproof, extremely rugged and requires no batteries.
Approximately 900 Rescue Teams currently rely on CON-SPACE to help them with rescue operations in...
• Explosive Areas
• Confined Spaces
• Structural Collapse
• High Angle
• Trench Rescue
All CON-SPACE products are, Intrinsically Safe Approved
CON-SPACE Communications
1160 Yew Avenue, P.O. Box 1540
Blaine, WA USA 98231
Tel: (800) 546-3405
Fax: (800) 546-3410
Email: info@con-space.com
Website: www.con-space.com
CON-SPACE
Safety in Communication®

While 2002 has marked a successful record setting year for CON-SPACE, 2003 looks to be an even greater period of opportunity for the Company.

FIRST QUARTER SALES COMPARISON



DOLLARS
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
FISCAL YEAR

During every quarter, every month, every week CON-SPACE adds new corporations and / or organizations to its list of customers. Here is a brief list of some of the customers added since July 1, 2002.

- Montreal FD
- Memphis FD
- Atomic Energy - UK
- Bakersfield FD
- City of Los Angeles
- Caprock UK Ltd
- BIA Tecnica - UK
- Shell Oil - UK
- Laco Dep. of Public Works
- W. Sacramento FD
- Telex Communications Inc
- British Sugar - UK
- Altus AFB
- Magnox Electric
- Vancouver FD
- Elyria Ohio Police Dept
- Little Rock AFB
- Portland OR FD
- Travis AFB
- HHMB - Israel
- Naval Stn - Pascagoula
- Friendship Fire Co
- British Army - UK
- Raleigh FD
- Tempe FD
- Shattuck FD
- Noromed Inc.
- Lakeland FD
- Toledo FD
- Elgin FD
- SETCOM Corp
- Peltor Comm
- Finney Cnty FD
- CH Guenther & Son
- OPP EMS Inc
- Crawford Cnty EMS
- Cordero Mines
- City of Franklin
- Service Ambulance
- Ferrara Fire Fighting Equip
- Central Arizona Project
- MEDSAFE
- Coleman Nat'l Fish Hatchery
- Whitehorse FD
- American Airlines
- St Bernard FD
- US Coast Guard PST
- Grove EMS
- City of SEATAC
- Imexcorp Condor - Overseas
- Riverside FD
- Vest Electroteknikk - UK
- Hillsborough Cnty FD
- Hellberg
- Barbados
- City of San Diego O & M
- Kohler Company
- Aearo Canada
- North Vancouver FD




EME

- Galls Inc
- Public Safety Outfitters
- Chicago FD
- Mine Safety & Health Admin
- Jet Arizona
- Equipment Management
- David Clark Co
- Washington Demilitarization Co
- ICOM
- Islesboro EMS
- North Carolina Taskforce
- Air Master Technology - Intrn'l
- Geauga Cnty DES/EMA
- Halifax FD
- Gwinnett Cnty Fire & Emerg

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	Sept 30 2002	June 30 2002
ASSETS		
Current Assets	$ 1,371,653	$ 1,255,088
Deferred Financial Costs	-	-
Capital Assets (Net Amortization)	202,567	208,651
Deferred Product Development	22,895	30,524
Future Income Tax Pay	51,298	51,298
Total Assets	$ 1,648,413	$1,545,561
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilites	$ 1,042,545	$ 983,839
Long Term Debt	520,647	533,522
Shareholders' Equity	57,021	207,168
Total Libilites and Equity	$ 1,648,413	$ 1,545,561

CONSOLIDATED INCOME STATEMENTS	Twelve Months Period Ended Sept 30 2002	Twelve Months Period Ended Sept 30 2001
Sales	$ 792,475	$ 751,824
Costs of Goods Sold and Commissions	(417,239)	(420,924)
Other Income	7,096	60,103
Operating Expenses	(305,763)	(319,269)
Operating Profit	76,569	71,734
Depreciation	(19,548)	(37,259)
Net Profit	$ 57,021	$ 34,475
Net Operating Profit per Common Share	$ 0.01	$ 0.01
Net Profit per Common Share	$ 0.01	$ 0.00

FINANCIAL RESULTS

The first quarter results for fiscal 2003, which ended September 30th closed with sales of $792,475, a 5.2% growth over the previous year's first quarter sales of $751,824. Despite the sad state of affairs in the world economy, the Company has continued to see substantial improvement.

Company Operating Expenses decreased from $319,269 for the three months ended September 30th, 2001 to $305,763 for the three months ended September 30, 2002, a decrease of $13,506 (or 4.2%). The resulting Operating Profit for the first quarter was $76,569 or $0.01 per share compared to $71,734 or $0.01 per share the year before. This is a $4,835 or 6.7% increase in operational profits over last year's first quarter.

The Net Profit, after amortization of Deferred Development Costs and asset Depreciation, ended at $57,021 or $0.01 per share for the First Quarter ended September 30, 2002, compared with a Net Profit of $34,475 or $0.00 per share one year ago. The overall increase in net profit is $22,546 or 65.4% over last year.

CON-SPACE Chairman Jim Swanson added, "Most orders received during the first quarter will actually ship during the second quarter and therefore our second quarter results will be up dramatically."

Shareholder Relations

James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Directors

James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director

Stock Transfer Agent

CIBC Mellon Trust Company
1066 West Hastings
Ste. 1600, The Oceanic Plaza
Vancouver, B.C. V6E 3X1

Corporate Head Office

505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Trading Symbol CCB

Listed on the Toronto Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's

The **"CON-SPACE"**, and *"Safety in Communication"* are registered trademarks of **CON-SPACE** Communications Ltd.

Website: www.con-space.com
E-Mail: info@con-space.com
invest@con-space.com

The Toronto Venture Exchange has neither approved nor disapproved of the information contained herein.

One BIG Reason To Check Out CONFINED SPACES Before Entering



Photo courtesy of Todd Higgins, CON-SPACE Shareholder

HOW TO STAY IN TOUCH

May we send our News Releases directly to you?
Please send your e-mail address to:
jswanson@con-space.com

If you would like to speak to our Chairman directly please call Jim Swanson at:
(800) 755-2528 or (604) 244-9323

You may also visit us online at: **www.con-space.com**

ANNUAL GENERAL MEETING

November 14, 2002, at 3:00 p.m.
Abercorn Inn Best Western
9260 Bridgeport Road
Richmond, B.C., V6X 1S2

Everyone Welcome!

